UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

GoodRx Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

38246G108

(CUSIP Number)

Trevor Bezdek

c/o GoodRx Holdings, Inc.,

2701 Olympic Boulevard

Santa Monica, California 90404

(855) 268-2822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons Idea Men, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 56,063,866
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,063,866
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,063,866
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38246G108	13D	Page 2 of 7 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of GoodRx Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 2701 Olympic Boulevard, Santa Monica, California 90404.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Idea Men, LLC, a Delaware limited liability company (the “Reporting Person”). The business address of the Reporting Person is 2644 30th St., Ste. 101, Santa Monica, CA 90405. The Reporting Person is principally engaged in the business of managing its investment in the securities of the Issuer.

The managing members of the Reporting Person are Scott Marlette, Douglas Hirsch and Trevor Bezdek (collectively, the “Related Persons”). Each of the Related Persons is a citizen of the United States. The business address of the Related Persons is c/o GoodRx Holdings, Inc., 2701 Olympic Boulevard, Santa Monica, California 90404.

The present principal occupation of each of the Related Persons is as follows:

•	Scott Marlette is Co-Founder of the Issuer;

•	Douglas Hirsch is Co-Chief Executive Officer and a Director of the Issuer; and

•	Trevor Bezdek is Co-Chief Executive Officer and a Director of the Issuer.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), the Reporting Person and certain affiliates of Francisco Partners, Spectrum Equity and Silver Lake (collectively, the “Stockholders”) acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the other Stockholders are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Person and the other Stockholders, see Item 4 below.

During the last five years, neither the Reporting Person nor any Related Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (“IPO”), the Reporting Person acquired 63,866,100 shares of the Issuer’s common stock through capital contribution from its members. In connection with the closing of the IPO on September 25, 2020 each share of common stock held by the Reporting Person was reclassified as one share of Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock,

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the “common stock”). Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of the Issuer’s Class A Common Stock or upon the earliest to occur of (1) the first date on which the aggregate number of outstanding shares of Class B Common Stock ceases to represent at least 10% of the then-outstanding shares of the Issuer’s common stock, (2) the transfer of such share of Class B Common Stock, other than certain permitted transfers, or (3) September 25, 2027.

Item 4.	Purpose of Transaction.

Stockholders Agreement

In connection with the IPO, the Issuer entered into a stockholders agreement, dated September 22, 2020 (the “Stockholders Agreement”), with the Stockholders. Pursuant to the Stockholders Agreement, each Stockholder was granted nomination rights, agreed to vote all outstanding shares in favor of each other’s nominees and agreed to certain limitations on their ability to sell or transfer any shares of Class A Common Stock during the three-year period following the IPO.

The Reporting Person will nominate two directors, if it continues to beneficially own at least 5% of the aggregate number of shares of common stock outstanding. Silver Lake will nominate (i) three directors, if certain affiliates of Silver Lake continue to beneficially own at least 20% of the aggregate number of shares of common stock outstanding, one of whom must qualify as an independent director, (ii) two directors, if certain affiliates of Silver Lake continue to beneficially own less than 20% but more than 10% of the aggregate number of shares of common stock outstanding or (iii) one director, if certain affiliates of Silver Lake continue to beneficially own less than 10% but more than 5% of the aggregate number of shares of common stock outstanding. Francisco Partners will nominate (i) two directors, if certain affiliates of Francisco Partners continue to beneficially own at least 10% of the aggregate number of shares of common stock outstanding, or (ii) one director, if certain affiliates of Francisco Partners continue to beneficially own less than 10% but more than 5% of the aggregate number of shares of common stock outstanding. Spectrum Equity will nominate one director, if certain affiliates of Spectrum Equity continue to beneficially own at least 5% of the aggregate number of shares of common stock outstanding. In addition, the Issuer and the Stockholders agreed to take all necessary action to nominate and elect two independent directors for so long as the Silver Lake affiliate has the right to designate three directors and agreed to take all necessary action to nominate and elect three independent directors thereafter.

The Reporting Person’s nominees to the Board are Trevor Bezdek and Douglas Hirsch, for so long as they continue to serve as the Issuer’s Chief Executive Officer or Co-Chief Executive Officer. The Reporting Person has the right under the Stockholders Agreement to fill vacant seats on the Board created as a result of any of the other Stockholders losing the right to designate such nominee under the Stockholders Agreement so long as the Reporting Person beneficially owns at least 5% of the aggregate number of outstanding shares of common stock, subject to the consent of such other Stockholder in certain circumstances.

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Investor Rights Agreement

On October 12, 2018, the Issuer entered into an amended and restated investor rights agreement (the “Investor Rights Agreement”) with the Stockholders, pursuant to which the Issuer granted shelf registration rights, piggyback registration rights and demand registration rights to the Stockholders, for the resale under the Securities Act of 1933, as amended, of the Class A Common Stock held by them as a result of the IPO, subject to certain conditions set forth therein.

The foregoing descriptions of the Stockholders Agreement and the Investor Rights Agreement do not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the IPO of the Issuer and intends to review the investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 56,063,866

•	Percent of Class: 44.6%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 56,063,866

CUSIP No. 38246G108	13D	Page 5 of 7 pages

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 56,063,866

•	Shared power to dispose or direct the disposition of: 0

The Reporting Person is the record holder of 56,063,866 shares of Class B Common Stock, which are convertible to shares of Class A Common Stock on a one-to-one basis. The above percentage is based on 69,555,726 shares of Class A Common Stock outstanding as of May 10, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2021.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Stockholders acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other Stockholders are not the subject of this Schedule 13D and accordingly, none of the other Stockholders are included as reporting persons herein.

(c) During the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement and the Investor Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Stockholders Agreement by and among GoodRx Holdings, Inc. and certain security holders of GoodRx Holdings, Inc., dated September 22, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 28, 2020).

2	Amended and Restated Investor Rights Agreement by and between GoodRx Holdings, Inc. and certain security holders of GoodRx Holdings, Inc., dated October 12, 2018 (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on September 22, 2020).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2021

Idea Men, LLC
By:	/s/ Trevor Bezdek
Name:	Trevor Bezdek